

NewCap Partners Inc.
PRIVATE INVESTMENT BANKERS

February 25, 2022

Securities and Exchange Commission
100 F Street
Washington, DC 20549

Filed Electronically via EDGAR

Enclosed please find a copy of the Statement of Financial Condition as of December 31, 2021 for NewCap Partners, Inc. along with notes to the annual audited financial statements. This information is being submitted in a format consistent with Form X-17a-5 Part IIA which shall be considered as public information and is being uploaded as a file named secpublicfiling2021.pdf.

In addition, the complete filing of the annual audited financial statements with accompanying required reports is also being filed concurrently and is being uploaded as a file named secconfidentialfiling2021.pdf.

If you have any questions regarding any of the attached information, please contact me.

Sincerely,



Thomas W. Turney
Managing Principal

SEC Public Disclosure Document

NewCap Partners, Inc

Statement of Financial Condition

December 31, 2021

NEWCAP PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash in trust account – Note 2	$188,072
Accounts receivable – Note 1	56,841
Prepaid expenses	7,017
Prepaid state franchise taxes	588
Marketable securities – Note 3	1,424
Property and equipment - at cost, less accumulated depreciation – Notes 1 and 5	0
	$253,942

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	3,702
Accrued salaries	3,675
	7,377
STOCKHOLDERS' EQUITY	
Common stock – no par value Authorized 100,000,000 shares Outstanding 19,234,173 shares – Note 11	739,877
Retained earnings (deficit)	(494,109)
Accumulated other comprehensive income Unrealized holding gain (loss) on securities – Note 3	797
Total Stockholders' Equity	246,565
	$253,942

See accompanying notes to financial statements

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Financial Statement Presentation

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through February 25, 2022.

Accounts Receivable

The Company had accounts receivable as of December 31, 2021 of $56,841. If accounts become uncollectible, they will be charged to earnings when that determination is made.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings. Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on the cash basis. The provision for income tax relates to California franchise tax of $14,425.

As of December 31, 2021 an analysis by the Company revealed no uncertain tax positions that would have a material impact on the financial statements. The tax years 2018 through 2020 remain subject to examination by the IRS and California.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (continued)

Retirement Plan

The Company adopted a SEP-IRA plan effective January 1, 2014 covering all employees with three years of service. Contributions to the plan are discretionary. The Company contributed $65,608 to the plan for the year ended December 31, 2021.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. This pronouncement was effective for the Company in 2018. Upon adoption, the Company used a modified retrospective approach which resulted in no cumulative effect adjustment to opening retained earnings.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)"("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a Right-of-Use (ROU) lease asset and lease liability on the Statement of Financial Condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts, for office space and certain office equipment, are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company has elected to separate lease components from non-lease components.

Upon adoption on January 1, 2019, the Company recognized a ROU lease asset of $117,423 which was equal to the discounted value of the future lease payments and a lease liability of the same amount.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2 – Cash in Trust Account

The Company maintains a separate bank account for client funds pursuant to Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company did not have client funds in this account at December 31, 2021. The Company has $1 of its own funds in this account.

Note 3 – Marketable Securities

Marketable securities consist of 44 shares of the Grayscale Ethereum Trust ETF which is traded under the symbol ETHE. The 44 shares have an original cost of $627 and a market value at December 31, 2021 of $1,424. This fair market value is based upon quoted prices in active markets for marketable securities which is a Level 1 input. The unrealized gain for these securities was $797 at December 31, 2021.

Marketable securities are being accounted for in accordance with FASB ASC 820-10 and are classified as available-for-sale securities and reported at fair value with unrealized gain and losses excluded from earnings and reported in a separate component of stockholders equity. The holding gain on securities arising during the current period net of tax, was $797 and is part of other comprehensive income.

Note 4 - Revenue from Contracts with Customers

The Company derives its revenues from two principal investment banking activities: securities placements and merger and acquisition advisory services. The Company typically enters into a contract with its customers which contains a provision for the payment of a consulting fee which is recognized over the period specified in the contract. Additionally, the contract typically includes a "success fee" which is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction). The table below outlines revenue by major source.

Consulting fees and other income	$ 94,847
Success fees	3,466,086
	$3,560,933

Note 5 - Property and Equipment

Furniture and fixtures	$ 0
Computer equipment	4,905
Less accumulated depreciation	(4,905)
	$ 0

Depreciation amounted to $981 for the year ended December 31, 2021.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 – Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders may take S Corporation distributions and may advance money to the Company in the form of additional equity. Professional services includes $1,243,306 paid to shareholders and $21,000 paid to a former shareholder.

Note 7 – Commitments and Contingencies

Lease Commitment

In 2018, the Company executed a 5 year lease for its office space and as part of the lease there were two options to terminate the lease at the end of year 2 and year 3 of the lease period upon proper notice and payment of one month of rent. In 2020, the Company elected to terminate its lease effective January 31, 2021.

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses a theoretical borrowing rate of 3% based on the information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. We have elected to account for the lease and non-lease components separately and thus exclude the non-lease variable components.

As a result of the termination of the lease agreement effective as of January 31, 2021, the operating lease ROU asset and the operating lease liability was adjusted to the remaining payment due under the lease.

All current leases are for a duration of less than one year. Rent expense for the year ending December 31, 2021 was $4,645.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 8 – Bad Debt Expense

The Company had no bad debt expense during 2021.

Note 9 – Major Customers

The Company had service revenues representing more than 10% of total service revenues for the year ended December 31, 2021 from three clients totaling $3,031,085 and comprising approximately 85% of total service revenues.

Note 10 – Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2021, the Company had accounts receivable representing 96.8% of the Company's accounts receivable from two customers.

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Note 11 – Stockholders' Equity

In 2021 the Company issued 3,968,956 common shares resulting in 19,234,173 outstanding common shares at December 31, 2021.

Note 12 – Subsequent Events

Subsequent events were examined through February 25, 2022, the date the financial statements were available to be issued.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

NEWCAP PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 13 – Net Capital Requirements (continued)

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2021 the Company had net capital of $180,695 which was $175,695 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0408 to 1.

Note 14 – Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3.

Therefore, the following schedules are not presented:

1.) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3(k)(2)(i).

2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

Note 15 – COVID 19

The COVID-19 pandemic has not had a material impact on our business, but the resulting economic downturn has impacted many of our customers. During the year ended December 31, 2021, the Company did not encounter any material disruptions to our business and believes that cash on hand, and cash flows from operations provides the Company with sufficient liquidity. The duration, severity, and future impact of the COVID-19 pandemic remains highly uncertain and may result in significant disruptions to operations and the Company's financial condition. The Company will continue to monitor the implications of the COVID-19 pandemic on the business and the Company has a Business Continuity Plan in place to help deal with disruptions to the Company's business whether caused by COVID-19 or any other business disruption.

NEWCAP PARTNERS, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

NET CAPITAL

Total stockholders' equity		$246,565
Total stockholders' equity qualified for net capital		246,565

Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$56,841	
Prepaid expenses	7,017	
Prepaid state franchise taxes	588	
Securities not readily marketable	1,424	
		65,870
Net Capital		$180,695

AGGREGATE INDEBTNEDNESS

Items included in statement of financial condition		
Accounts payable	3,702	
Accrued salaries	3,675	
Total aggregate indebtedness		$7,377

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required – Note 13	$ 5,000
Excess net capital	$175,695
Ratio: Aggregate indebtedness to net capital – Note 13	.0408

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17a-5 as of December 31, 2021)

Net capital as reported in Company's Part II (unaudited) FOCUS report:	$196,922
Cash	(8,850)
Accounts payable	(3,702)
Accrued salaries	(3,675)
Net Capital per above	$180,695

See accompanying notes to financial statements

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